Exhibit 99.1

Cardiome Announces XYDALBA™ Single Dose Infusion Approval by European Medicines Agency

NASDAQ: CRME  TSX: COM

VANCOUVER, Aug. 9, 2016 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) announced that XYDALBA™ (dalbavancin) has been approved by the European Medicines Agency (EMA) for administration as a single, 30 minute, 1500mg infusion (three 500mg vials). This single dosing regimen is in addition to the initially approved dosing regimen of 1000 mg (two 500mg vials) followed one week later by 500 mg (a single 500mg vial).

"We are pleased that the EMA has approved the single dose administration of XYDALBA™," said Kiran Bhirangi, M.D., Cardiome's Head of Medical Affairs. "This approval aligns the dosing regimen with the U.S. label, but more importantly, it could enhance the convenience of antibiotic administration for both healthcare providers and their patients. We anticipate that XYDALBA™ will be available to physicians within some of the major territories under license by Cardiome during the fourth quarter of 2016."

XYDALBA™ was approved by the EMA in February 2015 as a treatment for Acute Bacterial Skin and Skin Structure Infections (ABSSSIs) in adults and by the U.S. Food and Drug Administration (FDA) in May 2014 for the treatment of adult patients with ABSSSI caused by susceptible Gram-positive bacteria, including MRSA.

In May 2016, Cardiome announced the signing of an exclusive license agreement with an affiliate of Allergan plc to commercialize XYDALBA™ in France, the U.K., Germany, Belgium, Nordic nations, certain other European nations (not already partnered), various Middle Eastern nations and Canada. DALVANCE ® (dalbavancin) is marketed in the United States by Allergan plc.

XYDALBA™ is not yet available to patients within the territories licensed by Cardiome

About XYDALBA™
XYDALBA™ is a second generation, semi-synthetic lipoglycopeptide, which consists of a lipophilic side-chain added to an enhanced glycopeptide backbone. XYDALBA™ is the first and only IV antibiotic approved for the treatment of ABSSSI with a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes, and a single dose regimen of 1500 mg also administered over 30 minutes. XYDALBA™ demonstrates bactericidal activity in vitro against a range of Gram-positive bacteria, such as Staphylococcus aureus (including methicillin-resistant, also known as MRSA, strains) and Streptococcus pyogenes, as well as certain other streptococcal species.

About ABSSSI
There were more than 4.8 million hospital admissions of adults with ABSSSI from 2005 through 2011, which included patients with cellulitis, erysipelas, wound infection and major cutaneous abscess. In fact, hospital admissions for ABSSSI significantly increased by 17.3 percent during this timeframe. The majority of all skin and soft tissue infections in hospitalized patients are caused by streptococci and Staphylococcus aureus, and approximately 59 percent of these S. aureus infections in the U.S. are estimated to be caused by MRSA. Early and effective treatment of ABSSSI is critical to optimize patient recovery and for certain patients may also help to avoid potentially lengthy and costly hospital stays.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, Cardiome Investor Relations, (604) 677-6905 ext 311 or Toll Free: 1-800-330-9928, Email: ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 16:00e 09-AUG-16